Exhibit 107

Calculation of Filing Fee Table

424(b)(2)
(Form Type)

American Express Company
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.645% Fixed-to-Floating Rate Notes due 2027	Rule 457(r)	$1,300,000,000	100.000%	$1,300,000,000	$147.60 per million	$191,880
Fees to Be Paid	Debt	5.532% Fixed-to-Floating Rate Notes due 2030	Rule 457(r)	$1,400,000,000	100.000%	$1,400,000,000	$147.60 per million	$206,640
Fees to Be Paid	Debt	Floating Rate Notes due 2027	Rule 457(r)	$300,000,000	100.000%	$300,000,000	$147.60 per million	$44,280
TOTAL	-	-	-	-	-	$3,000,000,000	-	$442,800

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate amount of this offering is $3,000,000,000.